Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131160
PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 20, 2006)
NovaStar Financial, Inc.
22,511 Shares
Common Stock
Rescission Offer

        This prospectus supplement updates certain information contained in our prospectus dated January 20, 2006 relating to our offer to rescind the previous purchase of shares of our common stock included in certain Units in the NovaStar Fund purchased pursuant to our 401(k) Plan. This prospectus supplement is not complete and should be read in conjunction with the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that information in this prospectus supplement modifies and supersedes the information contained in the prospectus. Capitalized terms not defined in this prospectus supplement shall have the meaning assigned to such term in the prospectus.
      The purpose of this prospectus supplement is to extend the expiration date of the Rescission Offer. The Rescission Offer was originally scheduled to expire at 5:00 p.m., Central time, on February 21, 2006. We have extended the expiration date of the Rescission Offer until 5:00 p.m., Central time, on March 30, 2006 (the “Expiration Date”). All references to the Expiration Date in this prospectus supplement, the prospectus and the Rescission Offer Acceptance Form that accompanied the prospectus shall mean 5:00 p.m., Central time, on March 30, 2006.
      Our common stock is listed on the New York Stock Exchange under the trading symbol “NFI.” The last reported sale price of our common stock (as reported on the New York Stock Exchange) on February 15, 2006 was $26.06 per share. The value of a Unit on such date was $50.08.
      YOU MAY ELECT TO ACCEPT THE RESCISSION OFFER AS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU DO NOT NEED TO TAKE ANY ACTION TO REJECT THE RESCISSION OFFER. IF YOU FAIL TO RESPOND TO THE RESCISSION OFFER BY THE EXPIRATION DATE, YOU WILL BE DEEMED BY US TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY PREVENT YOU FROM MAINTAINING AN ACTION AGAINST US IN CONNECTION WITH SHARES OF OUR COMMON STOCK PURCHASED PURSUANT TO THE 401(K) PLAN DURING THE RESCISSION PERIOD.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of the prospectus and on page S-3 of this prospectus supplement.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 17, 2006

RECENT DEVELOPMENTS
      On February 9, 2006, we announced the postponement of our previously announced fourth quarter earnings release and conference call. During the course of reviewing our year-end financial results and in discussion with our independent auditors we have decided to obtain legal opinions to further support certain tax positions. We have consulted with our outside tax counsel and believe we will receive these legal opinions. Upon obtaining such opinions, we will issue our fourth quarter earnings release and conduct a conference call. We do not anticipate a delay in the filing of our Annual Report on Form 10-K, which is due on March 16, 2006.
      We have extended the expiration date of the Rescission offer until 5:00 p.m., Central time, on March 30, 2006 in order to allow current and former 401(k) Plan participants, who are eligible to participate in the Rescission Offer, additional time to evaluate whether to accept or reject the Rescission Offer.
      Certain information appearing under the captions “QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER,” “RISK FACTORS,” “THE RESCISSION OFFER,” “IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE NOVASTAR FINANCIAL, INC. 401(K) PLAN” and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” in the prospectus is hereby amended and superseded by the following information.
QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER
If I haven’t taken action with respect the Rescission Offer, may I still do so?
      Yes. You may accept or reject the Rescission Offer at anytime prior to the new Expiration Date (5:00 p.m., Central time, on March 30, 2006). See “THE RESCISSION OFFER — How to Accept or Reject the Rescission Offer” below for an explanation of the actions you must take to accept or reject the Rescission Offer.
Do I have to take any action with respect to the Rescission Offer before the original expiration date (5:00 p.m., Central time, on February 21, 2006)?
      No. The expiration date of the Rescission Offer is being extended until 5:00 p.m., Central time, on March 30, 2006 without the need for any action by you or on your behalf.
Can I change my decision if I have previously accepted or rejected the Rescission Offer?
      Yes. See “THE RESCISSION OFFER — How to Accept or Reject the Rescission Offer” below for an explanation of the actions you must take to accept or reject the Rescission Offer.
If I continue to hold Units purchased pursuant to the 401(k) Plan during the Rescission Period, will the value of such Units on the original expiration date (5:00 p.m., Central time, on February 21, 2006) be a factor in determining whether accepting the Rescission Offer is economically beneficial to me?
      No. The value of the Units you continue to hold on the new Expiration Date (5:00 p.m., Central time, on March 30, 2006) will determine whether acceptance of the Rescission Offer with respect to such Units is economically beneficial to you. See “THE RESCISSION OFFER — Terms of the Rescission Offer” below for an explanation of the proceeds you will receive if you properly accept the Rescission Offer.
Who can I call to answer my questions or to request another copy of the prospectus or Rescission Offer Acceptance Form?
      You may call Jeffrey D. Ayers, the Rescission Administrator, at (816) 237-7000, Monday through Friday between 9:00 a.m. and 5:00 p.m., Central time, prior to the Expiration Date if you have questions about the Rescission Offer or need to obtain another copy of the prospectus or the Rescission Offer Acceptance Form.
When will I receive payment for my Units if I properly accept the Rescission Offer?
      The proceeds to which you are entitled will be credited to your 401(k) Plan account on or before April 7, 2006. If you are a current participant in the 401(k) Plan and you accept the Rescission Offer, the proceeds will be invested in accordance with your current investment elections in the 401(k) Plan. If you are no longer a participant in the 401(k) Plan and you accept the Rescission Offer, the proceeds will be invested in the MetLife Pooled GIC Fund until the proceeds are distributed to you or to an individual retirement account or other qualified retirement plan in a direct rollover. If you previously rolled over funds from the 401(k) Plan to another individual retirement account or other qualified retirement plan, then any proceeds you receive in connection with the Rescission Offer will automatically roll-over in the same manner in which your 401(k) Plan account was previously distributed, unless you indicate otherwise on your Rescission Offer Acceptance Form. Distribution of proceeds to former participants in the 401(k) Plan will occur as soon as administratively feasible after the proceeds are credited to your 401(k) Plan account. Payment of proceeds directly to you may result in adverse tax consequences. See “Material Federal Income Tax Considerations — Federal Income Tax Considerations Related to the Rescission Offer” in the prospectus.
If acceptance of the Rescission Offer for my Units is not economically beneficial to me, what should I do if I still want to sell my Units?
      You may sell your Units and reallocate the proceeds from the sale into another fund under the 401(k) Plan at any time, subject to our insider trading policy. Such exchanges in your accounts can be made on line at www.retirelink.metlife.com or by calling MetLife Retirement Plans, which handles the recordkeeping for the 401(k) Plan, at 1-800-446-8638. As of February 15, 2006, the last reported sale price of the common stock (as reported on the New York Stock Exchange) was $26.06 per share. The value of a Unit on such date was $50.08.
When does the Rescission Offer expire?
      The Rescission Offer will expire at 5:00 p.m., Central time, on March 30, 2006, unless we elect to further extend the Rescission Offer, in which case we will file another prospectus supplement with the Commission and mail a copy to you.
If I accept the Rescission Offer, will access to my 401(k) Plan account be “blacked out” for any period?
      If you accept the Rescission Offer, then all transactions related to the NovaStar Fund in your 401(k) Plan account will be temporarily suspended (including transactions related to Units not subject to the Rescission Offer) so that we can determine if you are eligible to participate in the Rescission Offer. This temporary suspension is called a “blackout period,” which will begin at 5:00 p.m., Central time, on March 30, 2006, the expiration date of the Rescission Offer, and will end when the proceeds for the Rescission Offer are credited to your 401(k) Plan account. We currently anticipate the blackout period to end during the calendar week beginning April 2, 2006. The blackout period will not affect transactions related to other investments in your 401(k) Plan account. You may continue to direct such other investments in the ordinary course.
      You may call MetLife Retirement Plans, without charge, for information about the actual end date of the blackout period, at 1-800-446-8638 between the hours of 8:00 a.m. and 11:00 p.m. (Eastern time), Monday through Friday. For more information about the blackout period, please see the caption titled “IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE NOVASTAR FINANCIAL, INC. 401(K) PLAN.”

RISK FACTORS
If you accept the Rescission Offer, your ability to sell any Units credited to your 401(k) Plan account will be temporarily suspended during the period beginning on the Expiration Date and ending on the date that the proceeds which you are entitled to receive are credited to your 401(k) Plan account.
      This period is currently expected to end during the calendar week beginning April 2, 2006. Since you will not be permitted to sell Units held in your 401(k) Plan account during this period, you will be subject to the risk that due to events in the securities markets, the value of your 401(k) Plan account could significantly decline during this period and you would not be able to make transfers to avert this result. The funds you receive in connection with the Rescission Offer will be allocated to your 401(k) Plan account in accordance with your current investment instructions. See “IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE NOVASTAR FINANCIAL, INC. 401(K) PLAN” for additional information.
THE RESCISSION OFFER
Terms of the Rescission Offer
      If you elected to allocate salary deferral or rollover contributions in the 401(k) Plan to the purchase of Units in the NovaStar Fund at any time during the Rescission Period, and you have already sold the Units at a loss, you may accept the Rescission Offer, in which case an amount equal to the amount you paid for the Units less the proceeds of the sale, plus interest will be credited to your 401(k) Plan account. Interest will be paid on the amount originally paid for the Units during the period from the date of purchase of the Units until the date of sale of such Units. Interest will also be paid on the loss realized from the date of sale of the Units through the date that payment is made by us.
      The interest rate will be determined according to federal law since we believe that no violation of state securities laws occurred in connection with the purchases and sales of either the Units or our common stock included in the Units subject to the Rescission Offer. The interest rate will be the weekly average 1-year constant maturity Treasury yield, as published by the Board of Governors of the Federal Reserve System, for the calendar week that includes the Expiration Date. For the week ending February 10, 2006, the interest rate would have been 4.67%.
      If you continue to hold Units purchased during the Rescission Period with salary deferral or rollover contributions and elect to accept the Rescission Offer, you may direct the Trustee to transfer all such Units to us and your 401(k) Plan account will be credited with an amount equal to the amount you paid for the Units, plus interest for the period from the date you purchased the Units through the date payment is made by us. However, we will not effectuate the repurchase of Units if the price that you paid for the Unit, plus interest, is less than the value of the Units as of the Expiration Date. In the event we repurchase your Units, the number of Units in your 401(k) Plan account will be reduced.
      If you no longer hold in your account all the Units acquired pursuant to the 401(k) Plan during the Rescission Period, we will only repurchase those Units that are not deemed sold, but, as noted above, we will not effect the repurchase of any of the Units if such purchase would not be economically beneficial to you as of the Expiration Date. Units are deemed sold in the order in which you purchased them. In order to determine which Units are eligible for repurchase, all Units acquired on your behalf pursuant to the Plan during the Rescission Period will be matched against all sales of Units pursuant to the Plan during or following such period, by matching the first Unit acquired with the first Unit sold. Only those purchases that do not have matching sales are eligible for repurchase as part of the Rescission Offer. You are entitled to payment for those Units that are deemed sold at a loss. In order to determine the amount payable with respect to Units that are sold, the Rescission Administrator will use the same procedure as is used to determine which Units are eligible for repurchase.

      If you are a current participant in the 401(k) Plan and accept the Rescission Offer, the proceeds to which you are entitled under the Rescission Offer will be credited to your 401(k) Plan account on or before April 7, 2006 and reinvested in accordance with your current investment elections for new contributions in the 401(k) Plan.
      If you have directed and caused a full distribution from the 401(k) Plan and no longer have an individual account in the 401(k) Plan, you are entitled to obtain relief on the terms set forth in the prospectus and this prospectus supplement for current participants of the 401(k) Plan, except any amounts paid in respect of the Rescission Offer will be invested in the MetLife Pooled GIC Fund until the proceeds are distributed to you or to an individual retirement account or other qualified retirement plan in a direct rollover. If you previously rolled over funds from the 401(k) Plan to another individual retirement account or other qualified retirement plan, then any proceeds you receive in connection with the Rescission Offer will automatically roll-over in the same manner in which your 401(k) Plan account was previously distributed, unless you indicate otherwise on your Rescission Offer Acceptance Form. Distribution of proceeds to former participants in the 401(k) Plan will occur as soon as administratively feasible after the proceeds are credited to your 401(k) Plan account. Payment of proceeds directly to you may result in adverse tax consequences. See “Material Federal Income Tax Considerations — Federal Income Tax Considerations Related to the Rescission Offer” in the prospectus.
      Since the beginning of the Rescission Period, we have paid cash dividends of $1.40 per share to holders of record of our common stock on each of May 13, 2005, August 12, 2005, November 8, 2005 and December 30, 2005. The amount and timing of future dividends are determined by our Board of Directors based on REIT tax requirements and business trends at the time. Cash dividends paid by us with respect to a share of our common stock in the NovaStar Fund are credited to the NovaStar Fund and result in an equivalent increase in the value of a Unit.
      The Rescission Offer will expire at 5:00 p.m., Central time, on March 30, 2006, unless we elect to further extend the Rescission Offer, in which case we will file another prospectus supplement with the Commission and mail a copy to you.
      As of February 15, 2006, the closing sale price of our common stock (as reported on the New York Stock Exchange) was $26.06 per share. The value of a Unit on such date was $50.08. For the fifty-two week period ending on such date, the per share sales price of our common stock ranged from a high of $48.60 to a low of $24.08. During that period, the value of a Unit ranged from a high of $70.67 to a low of $46.25.
How to Accept or Reject the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.
      Acceptance of the Rescission Offer is optional if you purchased Units in the NovaStar Fund representing interests in shares of our common stock covered by this Rescission Offer. Acceptance of the Rescission Offer is economically beneficial only if you have sold Units purchased during the Rescission Period at a loss, or the value of a Unit on the Expiration Date is less than the price you paid during the Rescission Period, plus interest. We will not effectuate any repurchases pursuant to the Rescission Offer unless such repurchases are economically beneficial to the eligible participants of the 401(k) Plan as of the Expiration Date. In the event you elect to accept the Rescission Offer, you must complete the “Rescission Offer Acceptance Form” and mail or return it to the attention of NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, Attention: Jeffrey D. Ayers. We must receive your properly completed Rescission Offer Acceptance Form and all other required documentation before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer. We will, in our sole discretion, determine whether your Rescission Offer Acceptance Form has been properly completed and whether your acceptance of the Rescission Offer will be accepted or rejected.
      You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer after having submitted the Rescission Offer Acceptance Form then you may reject the Rescission Offer by sending a notice that includes your name, signature, address, social security number or taxpayer identification number and a clear indication that you are rejecting the Rescission Offer to the attention of NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, Attention: Jeffrey D. Ayers. We must receive this notice of rejection before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer.
      Your acceptance of the Rescission Offer, whether or not your Units are actually repurchased by us, will cause your 401(k) Plan account to be subject to the blackout period imposed on the accounts of all participants who accept the Rescission Offer, while we determine whether your acceptance will be accepted or rejected. For more information about the blackout period, see the caption titled “Important Notice Concerning Your Rights under the NovaStar Financial, Inc. 401(k) Plan.”
      IF YOU FAIL TO NOTIFY US IN WRITING OF YOUR ACCEPTANCE OF THE RESCISSION OFFER PRIOR TO THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY NOT TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER FEDERAL SECURITIES LAWS. HOWEVER, FEDERAL LAW DOES PROVIDE THAT YOU MAY LOSE ANY RESCISSION RIGHTS UNDER FEDERAL SECURITIES LAWS ONE YEAR FROM THE DATE OF PURCHASE OF SUCH SHARES AND THREE YEARS FROM THE DATE SUCH SHARES WERE BONA FIDE OFFERED TO THE PUBLIC.
IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE
NOVASTAR FINANCIAL, INC. 401(K) PLAN
      This notice is intended to comply with the requirements of Department of Labor Final Regulation Relating to Notice of Blackout Periods to Participants and Beneficiaries, 29 C.F.R. Section 2520, to the extent such requirements apply to the Rescission Offer. Accordingly, this notice is intended to inform affected participants (and beneficiaries) of the 401(k) Plan of a “blackout period” during which their right to direct or diversify certain investments may be temporarily suspended if they accept the Rescission Offer.
      If you accept the Rescission Offer and on the Expiration Date you hold Units in the NovaStar Fund in your 401(k) Plan account, all transactions related to the NovaStar Fund in your 401(k) Plan account will be temporarily suspended. The temporary suspension is called a “blackout period.” The original blackout period was scheduled to begin at 5:00 p.m., Central time, on February 21, 2006 and to end during the calendar week beginning February 26, 2006. As a result of our decision to extend the expiration date of the Rescission Offer, the commencement of the original blackout period has been delayed. The new blackout period will begin at 5:00 p.m., Central time, on March 30, 2006 and is expected to end during the calendar week beginning April 2, 2006. When the blackout period ends, the proceeds for the Rescission Offer will credited to your 401(k) Plan account.
      The blackout period is required to ensure smooth processing of the Rescission Offer. During the blackout period, MetLife Retirement Plans will not permit any transactions related to the NovaStar Fund in your 401(k) Plan account, including:

•	certain requests for loans and distributions (including hardship distributions), which may be delayed until after the blackout period ends; and

•	requests to sell Units. Any request to sell Units made during the blackout period will need to be remade following the blackout period.
      It is very important that you review and consider the appropriateness of your current investments in light of your inability to sell Units during the blackout period. For your long term retirement security, you should give careful consideration to the importance of a well balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Our common stock may have a wide price swing during the blackout period resulting in a large loss, and you will not be able to direct the sale of Units from your 401(k) Plan account during the blackout period.
      If you have any questions concerning this notice or the blackout period, including whether the blackout period has ended, you should contact MetLife Retirement Plans at 1-800-446-8638. Whether or not you are planning retirement in the near future, we encourage you to consider how this blackout period may affect your retirement planning, as well as your overall financial plan. As previously communicated to you, your ability to make new investments in the NovaStar Fund was terminated on June 17, 2005.
      For additional information and limitations on 401(k) Plan investments and how to direct investment of your 401(k) Plan account, see the 401(k) Plan Summary Plan Description. To obtain a copy of the 401(k) Plan Summary Plan Description, contact our Benefits Department at (816) 237-7000.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “continue,” “anticipate,” “intend,” “may,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions or the negative of those terms, although not all forward-looking statements contain these identifying words. Statements regarding the following subjects contained or incorporated by reference in this prospectus supplement or the prospectus are forward-looking by their nature:

•	our business strategy;

•	our ability to manage risk, including credit risk;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of funds from operations;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.
      You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this prospectus supplement or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, but are not limited to:

•	those identified under the “Risk Factors” section of this prospectus supplement and the prospectus;

•	those identified from time to time in our public filings with the Commission;

•	our ability to generate sufficient liquidity on favorable terms;

•	the size and frequency of our securitizations;

•	interest rate fluctuations on our assets that differ from those on our liabilities;

•	increases in prepayment or default rates on our mortgage assets;

•	changes in assumptions regarding estimated loan losses and fair value amounts;

•	changes in origination and resale pricing of mortgage loans;

•	our compliance with applicable local, state and federal laws and regulations or opinions of counsel relating thereto and the impact of new local, state or federal legislation or regulations or opinions of counsel relating thereto or court decisions on our operations;

•	the initiation of margin calls under our credit facilities;

•	the ability of our servicing operations to maintain high performance standards and to maintain appropriate ratings from rating agencies;

•	our ability to expand origination volume while maintaining an acceptable level of overhead;

•	our ability to adapt to and implement technological changes;

•	the stability of residential property values;

•	the outcome of litigation or regulatory actions pending against us or other legal contingencies;

•	the impact of losses resulting from natural disasters; and

•	the impact of general economic conditions.
      We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus supplement or the prospectus after the date of this prospectus supplement, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed or incorporated by reference in this prospectus supplement or the prospectus. We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in the prospectus under the caption “Risk Factors” and in our periodic reports on Form 10-Q and Form 10-K, including under the captions “Risk Factors” and “Safe Harbor Statement,” which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement and the prospectus.